July 22, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Halyard Health, Inc.

Exchange Offer for 6.25% Senior Notes due 2022

Registration Statement on Form S-4 (File No. 333-205802)

Ladies and Gentlemen:

The above-referenced filing relates to an exchange offer (the “Exchange Offer”) by Halyard Health, Inc. (the “Issuer”) and the subsidiary guarantors (the “Guarantors”) listed on the cover page of the above-referenced registration statement on Form S-4 (the “Registration Statement”) with respect to the exchange of $250,000,000 aggregate principal amount of 6.25% Senior Notes due 2022 (together with the related guarantees, the “Exchange Notes”) for $250,000,000 aggregate principal amount of outstanding 6.25% Senior Notes due 2022 (together with the related guarantees, the “Old Notes”), which were issued by the Issuer pursuant to Rule 144A or Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), through Morgan Stanley & Co. LLC and the other initial purchasers (collectively, the “Initial Purchasers”). The Old Notes and the Exchange Notes are referred to collectively as the “Notes.” The Exchange Notes will have terms and conditions substantially identical to the Old Notes. The Registration Statement was filed in connection with the registration rights granted by the Issuer to the Initial Purchasers on behalf of the holders of Notes pursuant to the Registration Rights Agreement, dated October 17, 2014, among the Issuer and Morgan Stanley & Co. LLC, on behalf of itself and as representative of the Initial Purchasers. The Issuer is making this Exchange Offer upon the terms and conditions specified by the Securities and Exchange Commission (the “Commission”) in no-action letters to Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Inc. (available June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling (available July 2, 1993) (“Shearman & Sterling”).

The Issuer also makes in the Exchange Offer and hereby to the Commission the following representations and warranties consistent with Morgan Stanley and Shearman & Sterling:

1. The Issuer has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer, and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer will acquire the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer.

5405 Windward Parkway

Alpharetta, Georgia 30004

1-844-HALYARD

halyardhealth.com

2. The Issuer, through the prospectus included in the Registration Statement, will make each person participating in the Exchange Offer aware that if the Exchange Notes are being registered for the purposes of secondary resales, any security holder using the Exchange Offer to participate in the distribution of the securities to be acquired in the Exchange Offer cannot rely on the SEC’s position enunciated in Exxon Capital, Morgan Stanley or Shearman & Sterling and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of the Commission’s Regulation S-K.

3. The letter of transmittal and the prospectus will state that by accepting the Exchange Offer, the exchange offerees represent, warrant and covenant to the Issuer that they have not engaged in, and do not intend to engage in, a distribution of the Exchange Notes.

4. Furthermore, as provided in Shearman & Sterling, the Issuer represents that the Exchange Offer provides, and that to the best knowledge of the Issuer:

(i)	In connection with any resales of Exchange Notes received in exchange for the Old Notes, any broker-dealer must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions;

(ii)	No broker-dealer has entered into any arrangement or understanding with the Issuer or any of its affiliates to distribute the Exchange Notes, and the Issuer will make each person participating in the Exchange Offer aware, through the prospectus, that any broker-dealer that holds Old Notes for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for Old Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes; and

(iii)	The prospectus and the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer will contain provisions to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The prospectus and the letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Should you have any questions regarding this filing, please do not hesitate to contact Sarah Ernst of Alston & Bird LLP at 404-881-4940.

On behalf of the Issuer,

By:	/s/ John W. Wesley
John W. Wesley
Senior Vice President, General Counsel and Chief Ethics and Compliance Officer

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